Exhibit 99.1

: YDES 1 YD Bio Limited: Architecting the Modern Biotechnology Ecosystem Investment Deck January 2026

Forward - looking Statements 2 This presentation contains forward - looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial condition, our business strategy and plans, and our objectives for future operations, expansions and strategic acquisitions, are forward - looking statements. These forward - looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements. The words “aim,” “anticipate,” “believe,” “continue,” “could,” “envision,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking. Forward - looking statements are neither statements of fact nor assurances of future events or performance. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, many of which are difficult to predict and outside of our control. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business. Accordingly, actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements, and you should not rely on such statements. In evaluating these forward - looking statements, you should consider various factors, including (which are neither presented in order of importance nor weighted): our ability to implement and manage a shift in our strategic direction; our ability to achieve growth, including through certain strategic acquisitions; our ability to keep pace with new technology and changing market needs; our ability to integrate certain technologies and secure and/or protect critical intellectual property; the results of pre - clinical studies or clinical trials; the size of the addressable market and growth in demand; our ability to attract and retain talent; access to certain suppliers on commercially reasonable terms or at all; our ability to maintain financial resources and secure additional funding; our ability to develop, introduce and market our products; our ability to comply with changing laws and regulations and secure necessary approvals and clearances; geopolitical tensions between China and Taiwan; the volatility of currency exchange rates; the impact of trade policies including import/export controls and tariffs; macroeconomic conditions and the competitive environment of our business. These and other factors, including those discussed in the “Risk Factors” section of our prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2025 and other documents to be filed by us from time to time with the SEC, may cause our actual results to differ materially from any forward - looking statement. The forward - looking statements in this presentation are based on information currently available to us and speak only as of the date on which they were made. Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of this presentation or to conform these statements to actual results or revised expectations. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. YD Bio Limited assumes no obligation to update the information in this presentation.

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An Investment in a New Biotech Paradigm

An integrated, execution-capable ecosystem designed for scalable value creation.

YD Bio is executing a strategic transformation—from a portfolio of assets to an end-to-end biotechnology ecosystem.

By integrating regulated diagnostics, commercialization platforms, clinical execution capabilities, and life science services, we aim to reduce fragmentation and improve capital efficiency. This ecosystem approach is designed to support repeatable execution and partner-driven growth over time.

1. **Commercial Anchor with Validated Evidence**
   A diagnostics platform supported by reported validation data, generating recurring revenue and licensing opportunities.
2. **Disciplined U.S.-Anchored Strategy**
   A phased U.S. expansion strategy supported by planned operational capabilities for regulatory engagement and market access.
3. **Capital-Efficient Scaling**
   A multi-engine model with diversified revenue streams and internalized execution designed to improve operating leverage.
4. **Integration-Driven Execution**
   Standardized workflows across quality, evidence generation, and partner enablement to enhance predictability.
5. **A Flywheel for Scalable Value**
   A self-reinforcing model where platform success supports the expansion of additional programs and partnerships.

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Confidential & Proprietary — © YD Bio Limited. Do not distribute

Internal

2013 – 2015 Foundation & Global Partnerships Regulated Distribution & Consumer Health Origins Established regulated operations supporting clinical trial drug supply and launched a compliance - first consumer health and supplement business. Global Partner Expansion Expanded service footprint and became a trusted supplier supporting leading pharmaceutical partners and clinical trial programs. 2024 - Present Platform Expansion: Exosome Therapeutics (Investigational) Exosome R&D Partnership Partnered with 3D Global Biotech Inc. (3D Global Biotech) to advance limbal stem cell (LSC) – derived exosome programs for ocular and regenerative medicine applications. Milestone - Driven Development Advancing a disciplined translational roadmap focused on feasibility, characterization, and CMC readiness. 2024 – Present, Continued New Platforms & U.S. Market Entry Regulated Diagnostics Platform (Cancer Detection & Beyond) Partnered with EG BioMed Co., Ltd. (EG BioMed) to establish a U.S. - based clinical laboratory strategy (Seattle, WA) focused on DNA methylation – based oncology testing and clinical evidence generation. B2B Scaling Pathway Designed for enterprise adoption and partner - driven licensing expansion across regions. 2013 2015 2024 2025 2026 Future Company Evolution A decade of disciplined execution — evolving into a multi - platform company through partnerships, regulated commercialization, and a focus on scalable operating capabilities. Confidential & Proprietary — © YD Bio Limited. Do not distribute 5 2026 Outlook Strategic Integration & M&A Readiness Strategic Integration & M&A Readiness 2026 is expected to focus on strengthening clinical evidence generation, regulatory planning, and scalable U.S. commercialization under the LDT framework, while advancing the integration roadmap for EG BioMed’s core technologies and IP. Selective M&A to Strengthen Platform Capabilities We plan to evaluate strategic acquisitions that may accelerate platform scale, including: - consolidation of key diagnostics IP and operating assets - regulatory and clinical execution capabilities (e.g., CRO infrastructure) - late - stage platforms aligned with our long - term strategy

MISSION We build scalable healthcare platforms designed to accelerate the translation of innovation into real - world impact through disciplined execution and trusted partnerships. 6 6 VISION We envision precision health powered by interoperable platforms — connecting early detection, evidence generation, and partner - enabled ecosystems. Through four strategic platforms, YD Bio aims to pursue capital - efficient expansion and long - term value creation in high - need healthcare markets. VALUES Our values guide how we operate as a Nasdaq - listed company — driving scientific rigor, compliance - first execution, and partner success across our platforms. Innovation Excellence Integrity Collaboration Accountability

YD Bio is building four scalable platforms — Regulated Diagnostics, Life Science Distribution & Services, Ocular Health Commercialization and Shared Commercialization Engine — designed for partner - driven B2B growth. 7 7

The Architect’s Blueprint Our strategic acquisitions and partnerships are structured as components of an integrated platform intended to internalize execution, improve operating predictability, and reduce reliance on fragmented external vendors. Diagnostics & Data Engine (EG BioMed) 8 Confidential & Proprietary — © YD Bio Limited. Do not distribute Identify the problem. Generate revenue and real - world data. Clinical & Regulatory Execution (Planned CRO Acquisition) Accelerate development. Control timelines and quality. Late - Stage Therapeutic Asset (Planned Dendritic Cell Platform) Validate the model. Gain late - stage experience and regulatory credibility. Scalable Manufacturing (Planned GMP Facility) Deliver the solution. Secure the supply chain for commercial scale.

The Flywheel Effect:
A Self-Reinforcing Engine for Sustainable Growth

This integrated model is designed to create a virtuous cycle where platform performance supports further execution capabilities, enabling scalable, capital-efficient growth across programs and partnerships.

Advanced Diagnostics (EG BioMed)

Action: Delivers LDT services for early cancer detection.

Output: Generates near-term revenue & invaluable real-world clinical data.


ydbio

Informs & Enables Therapeutics

Action: Data from diagnostics informs patient stratification and biomarker discovery for our therapeutic pipeline (e.g., cell therapy, exosomes).

Output: Higher probability of success for therapeutic programs.

Accelerated by Internal Execution

Action: Internalized CRO and future GMP manufacturing capabilities shorten timelines, reduce costs, and improve quality control.

Output: De-risked clinical development and a secure path to commercial scale.

Attracts High-Value Partnerships

Action: The end-to-end, execution-capable platform attracts pharma and biotech partners for co-development, licensing, and clinical trial services.

Output: Diversified, high-margin revenue streams that fund the next cycle of innovation.

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Internal

Confidential & Proprietary — © YD Bio Limited. Do not distribute

Strategic M&A:
Building Capabilities for End-to-End Execution

Component	Acquisition Target	Status	Core Contribution	Expected Strategic Impact
Diagnostics & Data Engine	EG BioMed (DNA Methylation Platform)	Ongoing	- Early cancer detection technology - CLIA/CAP certified lab infrastructure - Immediate revenue via LDT services	Forms the upstream data and revenue engine; anchors oncology strategy in early detection.
Clinical & Regulatory Execution	CRO Services Firm	Planned	- IND and regulatory submission experience (FDA, TFDA) - Clinical trial design and management	Transforms YD Bio from a technology owner into an execution-capable organization, improving predictability.
Late-Stage Clinical Asset	Dendritic Cell Immunotherapy Platform	Planned	- Phase III clinical program in Glioblastoma - Established investigator networks	Elevates YD Bio's clinical profile, providing invaluable late-stage experience and de-risking future programs.
Scalable Manufacturing	GMP Manufacturing Facility	Planned	- GMP-compliant production for cell & exosome therapies - In-house quality control and supply chain	Completes the value chain, addressing a critical bottleneck in advanced therapeutics and enabling commercial scale.

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Confidential & Proprietary — © YD Bio Limited. Do not distribute

Internal

Our Vision for 2030: Confidential & Proprietary — © YD Bio Limited. Do not distribute A U.S. - Anchored, Globally Integrated Biotechnology Platform Based on our ecosystem strategy, YD Bio aims to become an execution - capable platform defined by: x U.S. Operational Leadership: Strengthened FDA engagement and clinical leadership supported by a California - based hub. x A Diversified, High - Value Portfolio: Spanning regulated diagnostics, commercialization platforms, and investigational programs. x Integrated Capabilities: Connecting regulatory planning, evidence generation, and scalable manufacturing interfaces. x End - to - End Program Support: Advancing programs from early detection to clinical development planning and commercialization readiness. x Multiple, Scalable Revenue Streams: Diagnostics, licensing, commercialization platforms, and life science services. ”The goal is not to build a single - product company, but rather a scalable, execution - capable biotech ecosystem.“ - Ethan Shen, Chairman & CEO 11

Our Core Platforms & Commercial Offerings Regulated Diagnostics Platform (LDT - First) In partnership with EG BioMed, we are building a U.S. - based clinical laboratory strategy focused on DNA methylation – driven oncology testing and clinical evidence generation. ● LDT - first commercialization designed for physician - ordered, lab - performed testing ● Enterprise - ready for hospital systems and lab networks ● B2B licensing pathway to enable regional expansion with standardized quality Life Science Distribution G Services Platform A compliance - first supply chain and logistics platform supporting clinical trial operations and partner execution across regulated environments. ● Clinical trial supply chain services including compliant handling, storage, and distribution workflows ● Multi - region readiness designed to support international and multi - site studies ● Scalable service model for pharma partners and research organizations 12 Confidential & Proprietary — © YD Bio Limited. Do not distribute Four strategic platforms with diversified revenue opportunities today and scalable B2B expansion tomorrow. Regulated Platforms Commercial Platforms Ocular Health Commercialization Platform A regulated - market commercialization platform designed for partner onboarding, channel execution, and scalable growth in U.S. ocular health markets. ● U.S. commercialization footprint for eye care products within applicable regulatory pathways ● Partner - driven expansion through distribution and co - commercialization programs ● Investigational R&D : LSC exosome concepts explored with 3 D Global Biotech (R&D stage) Shared Commercialization Engine (Supplements G Wellness) A compliance - first consumer health channel supporting diversified revenue and partner product onboarding capabilities. ● Science - aligned formulations within applicable dietary supplement regulations ● Quality - driven supply chain with standardized QC and manufacturing controls ● Scalable retail & e - commerce channels supporting repeatable product launches

Platforms, Products & Revenue Engines Diversified commercial engines today with regulated and investigational optionality over time. Confidential & Proprietary — © YD Bio Limited. Do not distribute

Regulated Diagnostics Platform — LDT Portfolio & Evidence Roadmap

A scalable LDT-first oncology testing portfolio delivered through a partner CAP-accredited, CLIA-certified laboratory, designed for enterprise adoption and B2B licensing expansion.

Program	Intended Use	Commercial Track (LDT)	Regulatory Track (IVD)
Pancreatic Cancer Detection Test	Risk-based detection support	Commercially available / LDT-first deployment via CAP-accredited, CLIA-certified laboratory	Active IVD preparation underway; additional clinical validation planned to support submission
Breast Cancer Monitoring Test	Treatment response & recurrence risk monitoring support	Commercially available / LDT-first deployment via CAP-accredited, CLIA-certified laboratory	Active IVD preparation underway; additional clinical validation planned to support submission
Colorectal Cancer Detection	Detection support	Commercially available / LDT-first deployment via CAP-accredited, CLIA-certified laboratory	Under evaluation
GI Cancers Panel (pancreas, liver, colorectum)	Multi-cancer detection support	Commercially available / LDT-first deployment via CAP-accredited, CLIA-certified laboratory	Under evaluation

Platform Scaling

- Physician-ordered, lab-performed workflow with standardized reporting
- Designed for hospital systems, lab networks, and partner licensing
- Expansion pipeline includes colorectal and broader GI cancer applications


OkaiDx
DETECT PANCREATIC CANCER
OkaiDx Pancreatic Cancer Detection Blood Test
OkaiDx
MONITOR BREAST CANCER
OkaiDx Breast Cancer Monitoring Blood Test

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Confidential & Proprietary — © YD Bio Limited. Do not distribute

Internal

U.S. Commercial Footprint — Coverage & Operational Readiness 15 Testing services are delivered through a partner CAP - accredited, CLIA - certified laboratory with established logistics and reporting workflows. Effective Coverage • Sample collection and testing services currently supported across 44 U.S. states, plus Washington, D.C. and Guam • Coverage may vary based on state requirements, logistics partners, and operational rollout • Designed for scalable expansion through enterprise partnerships and licensing Compliance & Quality • Partner laboratory operations aligned with CLIA and CAP requirements • Standardized documentation and reporting designed for auditability and enterprise readiness 濣 Currently Available States 濣 Planned Expansion in 2026 濣 Planned Expansion in 2027

Ocular Health Commercial Portfolio

An eye care commercialization platform with established product categories and scalable distribution capabilities.

Commercial Portfolio

Artificial Tears (OTC)

Preservative-free lubricating eye drops formulated to support ocular comfort for patients experiencing mild-to-moderate dry eye symptoms.


exovisse
Lubricant Eye Gel Drops

Contact Lenses (Medical Device)

A contact lens portfolio designed for daily comfort and wearability, positioned for adoption through ophthalmology and optometry channels.

Platform Strength

- U.S. commercialization footprint aligned with applicable regulatory requirements
- Established product categories supporting recurring, scalable revenue
- Channel-ready execution across eye care providers and distribution partners
- Built for partner expansion through co-commercialization and distribution programs exovisse
Hydrogel Soft Contact Lenses
exovisse
Silicone Hydrogel Soft Contact Lenses

Status

- Commercially available in the U.S. through established channels
- Ongoing channel expansion and portfolio optimization based on market and partner demand



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Confidential & Proprietary — © YD Bio Limited. Do not distribute

Internal

Investigational Exosome Therapeutics Platform (LSC Programs) Partner - led limbal stem cell (LSC) exosome programs being explored as investigational approaches for ocular surface and regenerative medicine applications. 17 Confidential & Proprietary — © YD Bio Limited. Do not distribute Program Focus ● LSC Exosome Eye Drops (Investigational) — topical delivery concept for ocular surface support ● LSC Exosome Injection (Investigational) — local delivery concept for targeted ocular applications Development Approach ● Milestone - driven translational roadmap with phased validation and safety assessment ● Evidence - generation strategy designed to support future clinical development planning ● Regulatory pathway planning to be determined based on program maturity and partner strategy Status ● Programs are in research and preclinical development stages ● Next milestones include formulation optimization, characterization, and phase - appropriate preclinical studies ● Clinical development timelines will be defined following partner execution and regulatory strategy alignment

Wellness Commercialization Platform (Supplements & Consumer Health) A compliance - first consumer health channel supporting recurring revenue, partner product onboarding, and scalable commercialization capabilities. Regulatory & Compliance - First Formulation & Product Design Quality - Controlled Manufacturing Channel & Distribution Execution Repeatable Launch Playbook Partner Product Onboarding STATUS & COMMERCIAL STRATEGY ● Commercially active across select Asian markets through established distribution channels ● Portfolio optimization and pipeline expansion underway for additional markets, including the U.S., subject to regulatory requirements and commercialization strategy ● Designed to scale through distribution partnerships, co - branding, and B2B commercialization agreements 18 Confidential & Proprietary — © YD Bio Limited. Do not distribute

We provide compliant, end - to - end clinical trial supply chain and distribution services — supporting biopharma, CROs, and research institutions with reliable global execution. Life Science Distribution & Clinical Trial Supply Chain Platform Compliant Sourcing Multi - Region Distribution Quality & Traceability Trial - Specific Execution Partner - Ready Services Status Currently operational, supporting clinical trial supply and distribution across multiple regions through established sourcing, packaging, and logistics workflows. Strategy We plan to expand this platform to support increasing global trial complexity and to enable additional B2B service offerings, including partner onboarding and integrated distribution solutions aligned with regulated workflows. 19 Confidential & Proprietary — © YD Bio Limited. Do not distribute

U.S. Hub Strategy: Planned California Operations Center This planned center is intended to strengthen FDA engagement, support clinical execution, and expand U.S. market access. It is expected to be activated in phases, aligning investment with operational milestones to maintain capital discipline. Clinical & Regulatory Frontline The primary interface for FDA engagement (pre - IND/IDE meetings) and collaboration with U.S. health systems, reducing regulatory friction. 20 Confidential & Proprietary — © YD Bio Limited. Do not distribute Market Access & Commercial Readiness A base for building partnerships with U.S. KOLs and providers and enabling B2B licensing and investment discussions. Manufacturing & Supply Chain Interface To integrate with U.S. CDMOs and establish scalable quality and production pathways. Talent & Operations Hub To recruit top - tier U . S . regulatory, clinical, and commercial talent .

Our Leadership Team Our leadership team combines scientific expertise, global industry experience, and operational execution across regulated healthcare markets. Bachelor of Science in Accounting and Finance University of East Anglia, UK Ethan Shen, PhD Chairman/CEO Ph.D. of Translational Medicine, Academia Sinica and Taipei Medical University, Taipei, Taiwan Graduate Certificate in Financial Management Baruch College/ New York EMBA, FUDAN University and National Taiwan University Chair Professor, Health Sciences University of Hokkaido / Japan Expertise: Translational Medicine New drug development Medical - grade health product development Financial Management Benjamin Zhang, MD CMO MD, Taipei Medical University, Taipei, Taiwan Ph.D. Candidate of Medical Neuroscience, Taipei Medical University, Taipei, Taiwan Expertise: Cell Engineering GMP - grade Cell Manufacturing IND Submission Clinical Trial Translational Medicine New Drug Development Biotechnology Development Edmund Hen, MSc, FCA, CPA CFO Master of Science in Professional Accounting University College London, UK Confidential & Proprietary — © YD Bio Limited. Do not distribute Expertise: Corporate Financial Management Capital Market Operations International Accounting and Audit Experience Financial Strategy and Fundraising Internal Controls and Compliance 21

We Are Building Scalable Platforms in Large, High-Need Global Markets

YD Bio operates across regulated diagnostics, ocular health commercialization, and life science services—addressing durable demand drivers and designed to create multiple pathways to scale through partner-led execution.

Cancer Diagnostics

Market Size Estimates

$178B	$108B
Global Market by 2033	US Market by 2033
CAGR: 5.9%[1]	CAGR: 8.3%[2]
2025-2033	2025-2033

- Rising demand for early, non-invasive cancer detection
- Strong momentum in liquid biopsy and AI-powered diagnostics
- Potential High-impact submarkets:

Pancreatic Cancer
G - $5B by 2034[6]
US - $1.8 by 2034[7]

Breast Cancer
G - $9.61B by 2033[8]
US - $3B by 2033[9]

Eye Health

Market Size Estimates

$26.6B	$6.8B
Global Market by 2033	US Market by 2033
CAGR: 4.4%[3]	CAGR: 3.9%[3]
2026-2033	2026-2033

- Estimated 40.9M U.S. lens users in 2015[4], 16M+ U.S. dry eye patients in 2017[5]
- Rapid growth in dry eye and glaucoma treatment
- Strong demand for non-invasive, effective ocular therapies

Dry Eye Market
G - $8B by 2033[10]
US - $2.8B by 2033[11]

Glaucoma Market
G - $9.8B by 2034[12]
US - $3.9B by 2034[12]

Sources | 1. Cancer Diagnostics Market Size & Outlook, 2025-2033 (https://straitsresearch.com/report/cancer-diagnostics-market) | 2. United States Cancer Diagnostics Market Size, Share, Trends and Forecast by Product, Technology, Application, End User, and Region, 2025-2033 (https://www.imarcgroup.com/united-states-cancer-diagnostics-market) | 3. Contact Lens Market Size, Share & Segmentation By Product Type, Design, Material, Usage, Application, Distribution Channel, 2026-2033 (https://www.snsinsider.com/reports/contact-lens-market-8566) | 4. Contact Lens Wearer Demographics and Risk Behaviors for Contact Lens-Related Eye Infections, 2014 (https://www.cdc.gov/mmwr/preview/mmwrhtml/mm6432a2.htm) | 5. Prevalence of Diagnosed Dry Eye Disease in the United States Among Adults Aged 18 Years and Older, 2017 (https://doi.org/10.1016/j.ajo.2017.06.033) | 6. Pancreatic Cancer Diagnostic Market - By Product, By Test Type, By Cancer Type, By End Use - Global Forecast, 2025-2034 (https://www.gminsights.com/industry-analysis/pancreatic-cancer-diagnostic-market) | 7. U.S. Pancreatic Cancer Diagnostic Market - By Product, By Test Type, By Cancer Type, By End Use - Forecast, 2025-2034 (https://www.gminsights.com/industry-analysis/us-pancreatic-cancer-diagnosticmarket) | 8. Breast Cancer Diagnostics Market Size & Outlook, 2025-2033 (https://straitsresearch.com/report/breast-cancer-diagnostics-market) | 9. Breast Cancer Diagnostics Market Size, Share & Trends Analysis Report By Product, Type, End-use, Region, And Segment – Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2024-2033 (https://www.novaoneadvisor.com/report/breast-cancer-diagnostics-market) | 10. Dry Eye Syndrome Market Size, Share, Trends, and Forecast by Disease Type, Drug Type, Product, Distribution Channel, and Region, 2025-2033 (https://www.imarcgroup.com/dry-eye-syndrome-market) | 11. United States Dry Eye Syndrome Market Size & Outlook, 2025-2033 (https://reedintelligence.com/insights/dry-eye-syndrome-market/united-states) | 12. Glaucoma Market Size, Share, and Trends 2025 to 2034 (https://www.precedenceresearch.com/glaucoma-market)

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Confidential & Proprietary — © YD Bio Limited. Do not distribute

Financials Net Revenue ($) by sales categories Fiscal Years Ended December 31, 2023 and 2024 For the year ended December 31, 2024, revenue was derived primarily from the sale of medical and related products, which accounted for 57.4%. Sales of drugs contributed 28.1%, nutritional products made up 8.2%, and supplements accounted for the remaining 6.3% of total revenue. Net Revenue ($) Fiscal Years Ended December 31, 2023 and 2024 (in thousands) Net revenue increased by $ 160 , 229 or 46 % from $ 350 , 131 for the year ended December 31 , 2023 , compared to $ 510 , 360 for the year ended December 31 , 2024 . 41.9% 57.4% 40.5% 28.1% 14.8% 6.3% 2.7% 8.2% 0% 25% 50% 75% 100% 2024 Nutritional Products 2023 Medical & Related Drugs Supplements $510.4 $350.1 $0 23 Confidential & Proprietary — © YD Bio Limited. Do not distribute $100 $200 $300 $400 $500 $600 2023 2024 Thousands

Financials Gross Profit ($) Fiscal Years Ended December 31, 2023 and 2024 (in thousands) For the years ended December 31, 2023 and 2024, gross profits were $153,445 and $155,356, respectively. 24 Confidential & Proprietary — © YD Bio Limited. Do not distribute

Building a Scalable Global Life Science Platform 25 Confidential & Proprietary — © YD Bio Limited. Do not distribute Partner - led innovation, compliance - first execution, and diversified commercialization engines across regulated diagnostics, ocular health, and life science services . Large, Durable Markets Multi - billion - dollar opportunity across various markets that can be served by regulated diagnostics, ocular health, and life science services — supported by secular tailwinds in early detection, aging, and clinical trial demand. Partner - Led Scale A repeatable B2B model designed for licensing, co - development, and distribution partnerships. Compliance - First Operating System Quality and traceability aligned with regulated workflows to support enterprise adoption. Diversified Revenue + Long - Term Upside Recurring commercial revenue opportunities today, with regulated and investigational programs that may support future growth initiatives.

Thank You For investor inquiries, please contact: investor@ydesgroup.com Investor Relations WFS Investor Relations Inc. (WFS) services@wealthfsllc.com Auditor: MaloneBailey LLP Legal Counsel: Winston & Strawn, LLP ydesgroup.com